

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

June 20, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 18, 2018 The Nasdaq Stock Market (the "Exchange") received from ElectroCore, LLC* (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

**ElectroCore, LLC, a limited liability company organized under the laws of Delaware, is the registrant filing this Registration Statement with the Securities and Exchange Commission. Prior to the listing on The Nasdaq Stock Market LLC, ElectroCore, LLC will be converted into a corporation organized under the laws of Delaware, pursuant to the Delaware Limited Liability Company Act and the General Corporation Law of the State of Delaware and renamed ElectroCore, Inc. The Common Stock to be listed on The Nasdaq Stock Market LLC and referred to herein are securities of ElectroCore, Inc..*